

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

NoAct
P.E. 3-29-07

DC



07041795

April 12, 2007

Angeline C. Straka
Senior Vice President
Deputy General Counsel and Secretary
CBS Corporation
51 West 52 Street
New York, NY 10019-6188

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/12/2007

Re: CBS Corporation
Incoming letter dated March 29, 2007

Dear Ms. Straka:

This is in response to your letter dated March 29, 2007 concerning the shareholder proposal submitted to CBS by Richard Allen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.O.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard Allen
62 William Street – 4th Floor
New York, NY 10005

ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY



CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com

1934 Act/Rule 14a-8(e)(2)

March 29, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation Shareholder Proposal

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(f) and Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is excluded from the Company's proxy statement for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for May 23, 2007. A copy of the proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to Richard Allen.

A. Factual Background

On March 19, 2007, the Company received a shareholder proposal from Richard Allen. The proposal reads as follows:

> "WHEREAS, The CBS Corporation, parent of Simon and Schuster, assumes its companies adhere to ethical practices;
>
> WHEREAS, it has come to our attention that Simon and Schuster, publisher of non-fiction books, including historical accounts, lacks a systematic fact-checking process to assure material errors are not printed by the company and presented as fact;
>
> WHEREAS, it has come to our attention that a Simon and Schuster volume by Jimmy Carter, *Palestine: Peace Not Apartheid*, contains numerous material errors of fact, prompting extensive public criticism about Simon and Schuster;

> RESOLVED, the shareholders request the Board of Directors to institute a department within Simon and Schuster whose task is to screen non-fiction manuscripts for factual errors, to protect the reputation and sound functioning of the company against the harm of printing error-filled, non-fiction books."

Mr. Allen also included a supporting statement. Mr. Allen's full letter is attached hereto as Exhibit A.

B. Reason for Omission

Failure to Timely Submit the Proposal in Violation of Rule 14a-8(e)

Pursuant to Rule 14a-8(e)(2), shareholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy materials for its 2006 Annual Meeting were dated and filed with the Commission on April 14, 2006. Accordingly, the deadline for submitting proposals for inclusion in the Proxy Statement was December 15, 2006. This deadline was clearly set forth in the 2006 proxy materials in accordance with Rule 14a-5(e).

The Company did not receive Mr. Allen's proposal until March 19, 2007. The proposal was therefore not timely received and may be excluded from the Proxy Statement in accordance with Rule 14a-8(e)(2). The Staff has previously granted no-action relief with respect to the omission of a proposal when a shareholder has failed to meet the deadline for submitting proposals as required by Rule 14a-8(e). *See, e.g.,* Merck & Co., Inc. (available January 16, 2007), International Business Machines Corporation (available December 5, 2006), News Corporation (available August 15, 2006) and Wendy's Intl., Inc. (available January 6, 2003).

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, Rule 14a-8(f) provides that if a shareholder misses a properly determined deadline, then the company need not provide such shareholder with an opportunity to cure. The Company sent a letter to Mr. Allen notifying him of the procedural deficiency and the Company's intention to omit his proposal from the Company's Proxy Statement. The Company's letter is attached hereto as Exhibit B. Mr. Allen's response to such letter is attached as Exhibit C.

C. Waiver of 80-Day Period

Rule 14a-8(j)(1) requires a registrant to file with the Commission its reasons for excluding a proposal no later than eighty (80) calendar days before it files its definitive proxy statement with the Commission unless good cause for missing the deadline is demonstrated. The Company intends to file its definitive Proxy Statement on or about April [12], 2007. The Company did not receive Mr. Allen's shareholder proposal until March 19, 2007, however. Accordingly, the Company seeks a waiver of the 80-day requirement to the extent necessary for this letter to be deemed to have been timely filed under Rule 14a-8(j).

Request

Based on the foregoing, the Company believes that it may omit Mr. Allen's shareholder proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,



Angeline C. Straka

cc: Richard Allen

EXHIBIT A

RICHARD ALLEN

62 William Street – 4th Floor
New York, NY 10005
Tel: 917-434-3480
Fax: 212-843-2711

* **Hand-Delivered**
* **Faxed to 212-597-4063**
* **Overnight Delivery:**
UPS Tracking #: 1Z 56V 761 03 9723 3115

March 19, 2007

Ms. Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019
Fax: 212-597-4063

Dear Ms. Straka:

I am the owner of 100 shares of CBS Corporation Class A Stock.

Attached please find my Stockholder Proposal that I wish to have included in the proxy material sent out to all shareholders for the upcoming Annual Meeting.

Please feel free to contact me at the above address or you may call me at Tel: 917-434-3480 with any questions you may have.

Sincerely,



Richard Allen

RA:lb
Enc:

Share-Owner Proposal on Simon and Schuster Instituting Fact-Checking

Mr. Richard Allen, an owner of 100 shares Class A Stock, has furnished the following statement in support of his proposal:

WHEREAS, The CBS Corporation, parent of Simon and Schuster, assumes its companies adhere to ethical practices:

WHEREAS, it has come to our attention that Simon and Schuster, publisher of non-fiction books, including historical accounts, lacks a systematic fact-checking process to assure material errors are not printed by the company and presented as fact:

WHEREAS, it has come to our attention that a Simon and Schuster volume by Jimmy Carter, *Palestine: Peace Not Apartheid*, contains numerous material errors of fact, prompting extensive public criticism about Simon and Schuster:

RESOLVED, the shareholders request the Board of Directors to institute a department within Simon and Schuster whose task is to screen non-fiction manuscripts for factual errors, to protect the reputation and sound functioning of the company against the harm of printing error-filled, non-fiction books.

Supporting Statement

Numerous commentaries have noted serious errors of historical fact in *Palestine: Peace Not Apartheid*. Among errors cited are:

ꝏ **Page 215**: "[An option for Israel is] withdrawal to the 1967 border specified in UN Resolution 242 and as promised in the Camp David Accords and the Oslo Agreement..."

Similarly, page 57: "The 1949 armistice demarcation lines became the borders of the new nation of Israel and were accepted by Israel and the United States, and recognized officially by the United Nations."

These statements are inaccurate. The "1949 armistice" lines did not become the "accepted" borders of Israel. Nor did Camp David and Oslo specify a withdrawal to these alleged borders. Moreover, both the language of 242 and its intent, as described by the resolution's drafters, are clear. Britain's Lord Caradon, who introduced the resolution on November 22, 1967, after months of discussion in the wake of the Six Day War, has explicitly emphasized the very opposite of Carter's claims. In February 1973 on Israel Radio he said: "We knew that the boundaries of '67 were not drawn as permanent frontiers; they were a cease-fire line of a couple decades earlier. We did not say the '67 boundaries must be forever."

• **Page 190**: "The governments of Ariel Sharon and Ehud Olmert have built the fence and wall entirely within Palestinian territory, intruding deeply into the West Bank to encompass Israeli settlement blocs and large areas of other Palestinian land."

According to UN numbers, the path of the barrier under construction adheres to 45% of the "armistice line" and even in some places veers inside pre-1967 Israel.

• **Page 62**: "The Israelis have never granted any appreciable autonomy to the Palestinians..."

After 1993 and the Oslo agreements, Palestinians achieved "appreciable autonomy," attaining control of political, civic, security, medical and media institutions and gaining 40% of the West Bank and all of Gaza.

A fact-checking division could have flagged errors such as these and others. It would not impinge on freedom of expression. Like fact-checking for textbooks being encouraged by the Association of American Publishers and like the fact-checking practiced daily by newspapers, magazines and journals, the process enhances the integrity of the product and would benefit Simon and Schuster's reputation.

EXHIBIT B



MBERLY D. PITTMAN
RPORATE AND SECURITIES

CBS CORPORATION
WEST 52 STREET
NEW YORK, NEW YORK 10019

March 21, 2007

Mr. Richard Allen
62 William Street, 4th Floor
New York, NY 10005

Re: Stockholder Proposal

Dear Mr. Allen:

On March 19, 2007, we received by facsimile the stockholder proposal that you submitted to CBS Corporation under SEC Rule 14a-8 for inclusion in the proxy materials for the upcoming 2007 annual stockholders' meeting.

Rule 14a-8 provides that your proposal must be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. As indicated in the Company's proxy statement dated April 14, 2006, in connection with the 2007 annual stockholders' meeting, proposals were required to be received at the Company's principal executive offices on or before December 15, 2006. Because you did not submit a proposal by the properly determined deadline, the proposal is not eligible to be included in the proxy materials for the upcoming 2007 annual stockholders' meeting.

We appreciate your interest in CBS Corporation. Please feel free to contact me with any questions you may have.

Kimberly Pittman
Assistant Secretary

cc: Louis J. Briskman
Angeline C. Straka

Rule 14a-8 -- Proposals of Security Holders

---

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

EXHIBIT C

RICHARD ALLEN

62 William Street – 4th Floor
New York, NY 10005
Tel: 917-434-3480
Fax: 212-843-2711

March 27, 2007

***Hand-Delivered**
***Faxed to 212-597-4063**
***By US Mail**

Ms. Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019
Fax: 212-597-4063

Dear Ms. Straka,

Thank you for taking the time to discuss presenting my proposal to our fellow shareholders at the May 23, 2007 annual meeting.

I intend to attend the meeting and to present my proposal from the floor at the appropriate time. You were previously sent the proposal by Fax, messenger and overnight express envelope. As you outlined in our phone conversation today; the appropriate time will be when the question is asked if there is any new business.

This letter is intended to officially inform you that I intend to present my proposal. I request that you note that in the Proxy notice to shareowners.

Please feel free to contact me at the above address or you may call me at Tel: 917-434-3480 with any questions you may have.

Sincerely,



Richard Allen

RA/rm

RECEIVED

MAR 28 2007

ANGELINE C. STRAKA

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CBS Corporation
Incoming letter dated March 29, 2007

The proposal relates to the creation of a department within one of the company's subsidiaries.

There appears to be some basis for your view that CBS may exclude the proposal under rule 14a-8(e)(2) because CBS received it after the deadline for submitting proposals. We note in particular your representation that CBS did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if CBS omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that CBS did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant CBS's request that the 80-day requirement be waived.

Sincerely,



Rebekah J. Toton
Attorney-Adviser

END